January 31, 2008

Mail Stop 6010

Nevada Agency & Trust Company
  agent for service for
Perfectenergy International Limited
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: Perfectenergy International Limited**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed January 22, 2008**
> **File No. 333-145915**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

Risk Factors, page 4

1.   In light of your authorized but unissued share capital and revised disclosure on page 42 that you intend to finance approximately $39 million in planned expansions through the issuance of equity capital, please add a risk factor discussing the risk to investors of the dilutive effects from future issuances of your equity securities.

If we are unable to attract, train and retain technical personnel . . ., page 9

2.   We note that your prior amendment to this filing disclosed that you depended on the services of Mr. Hongbo Li, your chief technical officer. Given that Mr. Li has

resigned from your company, please expand this risk factor to discuss the impact his resignation will have on your business.

Executive Officers and Directors, page 23

3.   We note your response to comment 2. Please disclose your intent regarding holding an annual meeting of shareholders this year, as requested by that comment. Also tell us how not holding such a meeting is permissible under your governing documents and Nevada state corporate law and add a risk factor relating to the inability of investors to exercise their voting rights under state law.

Description of Business, page 32

4.   It is our understanding that you recently opened a European sales office in Germany. If true, please expand to disclose this event and describe the principal functions and location of the sales office. Also, if applicable, explain how this expansion into Europe relates to your strategy to increase your European market share.

Growing Adoption of Government Incentives . . ., page 37

5.   We note your disclosure on page 38 regarding the tax credits approved by the United States government. It is our understanding that clean energy tax credits in the United States are set to expire this year and have not yet been proposed for renewal. Please revise your disclosure here, as appropriate, to address the status of these clean energy tax credits.

Management's Discussion and Analysis, page 46

6.   According to a press release dated November 7, 2007 on your Web site, you acquired land in Shanghai on which you intend to build two new solar cell production facilities with capacities far greater than your current facility. Please expand to disclose these planned capital expenditures, the estimated start and completion dates for construction, and the expected sources of funds. In this regard, we note your revised disclosure on page 42, which suggests that your planned expansion relates to your current facility rather than the construction of new facilities. Also expand to assess whether your planned expenditures will have or are reasonably expected to have a material impact on your short-term or long-term liquidity. Please see Regulation S-B Item 303(b)(1).

Executive Compensation, page 58

7.   We note that your chief executive officer and chief accounting officer each
        received option awards during 2007. Please expand to describe the material terms
        of each grant, as required by Regulation S-B Item 402(c)(4), and to disclose the
        assumptions made in the valuation of such options, as required by Instruction to
        Item 402(b)(2)(v) and (vi). Please also revise your table on page 59 to disclose
        the vesting date for all options held at year end by your executive officers. See
        Instruction No. 2 to Item 402(d)(2) of Regulation S-B.

8.   We note your response to comment 11. Please clarify the nature and duration of
        the oral understanding referenced in notes 2 and 3. For example, was this
        agreement also in effect for 2007 and will it continue for future years? Also
        disclose the target levels of profits referred to in notes 2 and 3.

Director Compensation, page 59

9.   We note that your non-employee directors were awarded stock options during
        2007. Please revise to disclose for each director the aggregate number of option
        awards outstanding at fiscal year end, as required by Instruction to 402(f)(2)(iii)
        and (iv), and the assumptions made in the valuation of such options, as required
        by Instruction to 402(f).

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-8

-Earnings Per Share, page F-14

10.   Please revise this note to quantify the number of dilutive potential shares that
        were excluded from the calculation of diluted earnings per share for the period
        ended October 31, 2007 because to do so would have been antidilutive for the
        period presented. Refer to the guidance in paragraph 40(c) of SFAS 128.

Note 8. Other Payables-Shareholders and Officers, page F-18

11.   Please refer to prior comment 20. As previously requested, please revise this note
        to disclose that you presented the $188,355 of loan proceeds from Mr. Lin within
        the line item entitled "borrowings from shareholders and officers" in your
        financing activity section of your consolidated statement of cash flows for the
        year ended December 31, 2006.

Note 9. Income Taxes, page F-19

12.   We note that you recorded a $75,725 deferred income tax asset at October 31,
        2007 relating to the net operating losses for Perfectenergy Shanghai. Giving
        specific consideration to negative evidence such as your cumulative losses in
        recent years and current profit margins, tell us and revise your note here and your
        critical accounting policies in MD&A to discuss why you believe that it is more
        likely than not that all of the deferred tax assets will be realized. Refer to the
        guidance in paragraphs 17(e) and 20-25 of SFAS 109.

Note 13. Commitments, page F-22

13.   Please refer to prior comment 22. We note from your response that you have an
        oral understanding with your suppliers that your minimum purchase obligation
        will be reduced if there is shortage of silicon. In order to enhance an investors'
        understanding, please revise your note here and your disclosure on page 53 to
        explain what your original obligations were under these contracts and to disclose
        these oral agreements with your suppliers which you state reduces your minimum
        purchase obligations for silicon under these contracts.

Note 14. Shareholder's Equity, page F-23

14.   We note here and on page F-26 that you issued warrants in connection with your
        unit offering on August 8, 2007 and granted 4,472,235 stock options to purchase
        common stock to your employees in September 2007. We further note that you
        use the binomial model to value these equity instruments granted. Please revise
        your disclosure here, on page F-26, and your critical accounting policies within
        MD&A to explain how you determined the assumptions utilized in the binomial
        model including volatility, risk free interest rate, dividend rate, expected life,
        suboptimal exercise factor, etc. Within your discussion, please provide the fair
        value of your common stock at the time the equity instruments were granted and
        how the fair value of your common stock was determined. Refer to the guidance
        in paragraphs A240-242 of SFAS 123(R) and SAB No. 107.

Transition Report on Form 10-KSB

General

15.   Please amend this transition report to address the comments issued in this letter,
        as appropriate.

Item 8A. Controls and Procedures, page 35

16.   We note your disclosure that your chief executive officer and principal financial
        officer have concluded that "your disclosure controls and procedures are effective
        to ensure that information required to be disclosed by [you] in this transition
        report is accumulated and communicated to management, including [your]
        principal executive officers as appropriate, to allow timely decisions regarding
        required disclosure." The language that is currently included after the words
        "effective" in your disclosure appears to be superfluous, since the meaning of
        "disclosure controls and procedures" is established by Rule 13a-15(e) of the
        Exchange Act. Please revise your filings to remove the language or to revise the
        disclosure so that the language that appears after the words " effective" is
        substantially similar in all material respects to the language that appears in the
        entire two-sentence definition of "disclosure controls and procedures" set forth in
        Rule 13a-15(e).

Exhibit 31.1 and 31.2

17.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are
        not in the exact form prescribed by Item 601(b)(31) of Regulation S-B.
        Specifically, we note throughout the certifications that you refer to the
        "registrant" rather than the "small business issuer." Please revise your
        certifications in future filings to conform to the exact wording required by Item
        601(b)(31) of Regulation S-B.

                              * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax):   Dominador Tolentino, Esq.—Richardson & Patel LLP
                 Kevin K. Leung, Esq.—Richardson & Patel LLP